Exhibit 12-A

                CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                      Six Months Ended
                                                          June 30,
                                                         (Unaudited)
                                                      -----------------
                                                       1996       1995
                                                       ----       ----
                                                    (dollars in millions)

  Net Earnings before cumulative effect
      of changes in accounting principles              $199      $155
        Add back:
           Taxes on income                              110        81
           Fixed charges                                434       468
                                                       ----      ----

             Earnings available for fixed charges      $743      $704
                                                       ====      ====

        Fixed charges:
           Interest expense                            $427      $460
           Rent                                           7         8
                                                       ----      ----

             Total fixed charges                       $434      $468
                                                       ====      ====

  Ratio of earnings to fixed charges                   1.71      1.50
                                                       ====      ====

The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).